EXHIBIT 12

  NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION
  Computation of Ratio of Margins to Fixed Charges
  (Dollar Amounts In Thousands)

  For the Years Ended May 31, 1997, 1996, 1995, 1994 and 1993


                                          1997       1996       1995       1994       1993
Net margins before extraordinary loss   $ 54,736   $ 50,621   $ 45,212   $ 33,188   $ 41,648
Add:  Fixed charges                      475,729    426,079    361,338    263,230    265,412

Margins available for fixed charges     $530,465   $476,700   $406,550   $296,418   $307,060


Fixed charges:
  Interest on all debt (including
  amortization of discount and
  issuance costs)                       $475,729   $426,079   $361,338   $263,230   $265,412

Total fixed charges                     $475,729   $426,079   $361,338   $263,230   $265,412

Ratio of margins to fixed charges           1.12       1.12       1.13       1.13       1.16
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